Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)
ANNOUNCEMENT
Third Quarterly Report of 2009
§1 Important Notice
1.1 The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
1.2 This Third Quarterly Report of 2009 has been approved unanimously at the extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.
1.3 The financial statements of the Company and its subsidiaries (the “Group”) are prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this announcement are unaudited.
1.4 The comparative accounting data for the third quarter of 2008, the first three quarters of 2008 and the full year ended December 31, 2008 referred to in this announcement has been restated due to reasons such as to reflect business combination under common control.
1.5 Mr. Jiang Jiemin, Chairman of the Board, Mr. Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements set out in this announcement.

§2 Basic Information of the Company
2.1 Summary of Accounting Data and Financial Indicators
2.1.1 Key Accounting Data and Financial Indicators Prepared under IFRS
Unit: RMB Million

			Changes from
			the end of the
	As at the end	As at the	preceding year
	of the	end of the	to the end of the
	reporting	preceding	reporting period
Items	period	year	(%)

Total assets	1,424,451	1,196,235	19.1
Equity attributable to owners of the Company	822,552	790,910	4.0
Net assets per share attributable to owners of the Company (RMB)	4.49	4.32	4.0

		Changes over
	From the beginning of the	the same period
	year to the end of the	of the preceding
	reporting period	year (%)

Net cash flows provided by operating activities	189,781	27.8
Net cash flows provided by operating activities per share (RMB)	1.04	27.8

	For the three months			For the nine months ended
	ended September 30			September 30
	(July-September)			(January-September)
			Changes			Changes
			over the			over the
			same			same
			reporting			reporting
			period of			period of
			the			the
			preceding			preceding
Items	2009	2008	year (%)	2009	2008	year (%)

Profit attributable to owners of the Company	30,847	40,307	(23.5)	81,348	94,745	(14.1)
Basic earnings per share (RMB)	0.17	0.22	(23.5)	0.44	0.52	(14.1)
Diluted earnings per share (RMB)	0.17	0.22	(23.5)	0.44	0.52	(14.1)
Return on net assets (%)	3.8	5.0	(1.2 percentage points )	9.9	11.8	(1.9 percentage points )

2.1.2 Key Accounting Data and Financial Indicators Prepared under CAS
Unit: RMB Million

			Changes from
			the end of the
	As at the	As at the	preceding year
	end of the	end of the	to the end of the
	reporting	preceding	reporting
Items	period	year	period (%)

Total assets	1,424,869	1,196,962	19.0
Equity attributable to equity holders of the Company	823,124	791,691	4.0
Net assets per share attributable to equity holders of the Company (RMB)	4.50	4.33	4.0

		Changes over
	From the beginning of the	the same period
	year to the end of the	of the preceding
	reporting period	year (%)

Net cash flows from operating activities	194,957	27.8
Net cash flows from operating activities per share (RMB)	1.07	27.8

				From the beginning of the year
	Reporting Period			to the end of the reporting
	(July-September)			period (January-September)
			Changes			Changes
			over the			over the
			same			same
			period of			period of
			the			the
			preceding			preceding
Items	2009	2008	year (%)	2009	2008	year (%)

Net profit attributable to equity holders of the Company	30,823	40,114	(23.2)	81,149	94,445	(14.1)
Basic earnings per share (RMB)	0.17	0.22	(23.2)	0.44	0.52	(14.1)
Diluted earnings per share (RMB)	0.17	0.22	(23.2)	0.44	0.52	(14.1)
Return on net assets (%)	3.7	5.0	(1.3 percentage points )	9.9	11.8	(1.9 percentage points )
Return on net assets after deducting non-recurring profit/loss items (%)	3.8	4.2	(0.4 percentage points )	9.9	10.4	(0.5 percentage points )

Unit: RMB Million

From the beginning of
the year to the end of
the reporting period
Non-recurring profit/loss items	(profit)/loss

Net loss on disposal of non-current assets	83
Net loss on disposal of available-for-sale financial assets	4
Other non-operating income and expenses	1,237
Government grants	(136)
A subsidiary’s net profit before it was combined as a business combination under common control	(103)
Reversal of provisions for bad debts against receivables	(144)
Interest income on commissioned loans	(4)
Tax impact of non-recurring profit/loss items	(257)

Total	680

Of which: Non-recurring profit/loss attributable to equity holders of the Company	696
Non-recurring profit/loss attributable to minority interest	(16)
2.1.3 Differences between CAS and IFRS
Unit: RMB Million

	For nine months ended September 30, 2009
Items	CAS	IFRS

Net profit (including minority interest)	84,147	84,336
Shareholders’ equity (including minority interest)	881,596	881,196

2.1.3.1 Differences in net profit between CAS and IFRS
Unit: RMB Million

	For nine months ended
	September 30
Consolidated net profit	2009	2008

Consolidated net profit under IFRS	84,336	106,150
Adjustments:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	(58)	(157)
Depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(221)	(196)
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	—	(18)
Other	90	82

Consolidated net profit under CAS	84,147	105,861

2.1.3.2 Differences in shareholders’ equity between CAS and IFRS
Unit: RMB Million

	September	December
Consolidated shareholders’ equity	30, 2009	31, 2008

Consolidated shareholders’ equity under IFRS	881,196	847,840
Adjustments:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	170	238
Revaluation and depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(78)	143
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(110)	(110)
Other	418	328

Consolidated shareholders’ equity under CAS	881,596	848,439

2.2	Number of Shareholders and Top Ten Shareholders Holding Shares Without Selling Restrictions at the End of the Reporting Period

Number of shareholders at the end of the reporting period	1,473,179 shareholders including 1,464,745 holders of A shares and 8,434 holders of H shares (including 309 holders of the American Depository Shares)
Top ten shareholders holding shares without selling restrictions

		Number of	Type of
Name of shareholders		shares held	shares

1	HKSCC Nominees Limited	20,815,854,178 (1)	H shares
2	National Council for Social Security Fund	242,519,441	A shares
3	China Universal SSE Composite Index Securities Investment Fund	82,077,420	A shares
4	Guangfa Jufeng Securities Investment Fund	71,450,000	A shares
5	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	68,151,269	A shares
6	Guangxi Investment Group Limited	39,129,509	A shares
7	Shanghai 50 Index ETF Securities Investment Fund	37,435,942	A shares
8	Changsheng Tongqing Detachable Transaction Securities Investment Fund	31,099,465	A shares
9	Yi Fang Da 50 Index Securities Investment Fund	30,115,047	A shares
10	Lion Securities Investment Fund	26,182,948	A shares

Notes:

(1)	Including the 158,056,000 H shares held by China National Petroleum Corporation (“CNPC”) through its overseas wholly-owned subsidiary, Fairy King Investments Limited.
2.3 Business Review
In the first three quarters of 2009, adhering to the guiding principles of being market-oriented and focusing on efficiency while being faced with the severe global financial crisis, the Group actively responded to changes in the operating environment, scientifically formulated its production and operational plans, adopted tighter management over investments and controlled its costs and expenses. The Group thereby achieved safe and stable productions and operations and the effects of enhanced controls over investments, reduced costs and improved efficiencies became eminent. The Group’s overall operating results were better than expected.
In respect of the exploration and production operations, the Group continued to place emphasis on resources as a strategy and strengthen the exploration of oil and gas. The Group formulated and implemented optimal plans for oil and gas exploration, intensified the integrated geological researches and endeavoured to discover sizeable and high quality reserves. The Group meticulously organised the productions, constructions and operations in the development of oil and gas fields. Efforts were made to exploit oil production potentials and undertake secondary development at mature oilfields. The Group persisted in conducting comprehensive development of new oilfields and raising production per well through technological advancements. The Group adhered to the principle of placing priority on economic benefit and made reasonable adjustments to the production levels of crude oil and construction plans for production capacity, thereby achieving basically stable production of crude oil in the domestic market and a rapid increase in the output of natural gas. In the first three quarters of 2009, the Group produced 631 million barrels of crude oil, representing a decrease of 3.7% from the same period of last year. 1,524.8 billion cubic feet of marketable natural gas was produced, representing an increase of 11.3% compared with the same period of last year.
The refining and chemicals operations continued to push forward the overall optimisation of resources and intensify production management. In a market-oriented manner, the Group scientifically arranged the processing workloads, vigorously pushed forward quality improvements for oil products, increased the production of high value-added products, endeavoured to lower costs and expenses, and achieved safe and steady operation of production facilities. Significant progress was made in respect of constructions of refining bases and key projects. The construction of Dushanzi petrochemical project with an annual capacity of 10 million tons of crude oil and with an ethylene output of 1 million tons per year was fully completed and the constructions of key projects such as Guangxi Petrochemical and Tarim Petrochemical also progressed as scheduled. In the first three quarters of 2009, the Group processed 607 million barrels of crude oil, representing a decrease of 5.5% from the same period of last year, and produced 53.91 million tonnes of gasoline, diesel and kerosene, representing a decrease of 3.0% from the same period of last year, while 2.049 million tonnes of ethylene were produced, representing an increase of 3.4% from the same period of last year.
In respect of the marketing operations, the Group actively responded to the changing market, adopted flexible and effective marketing strategies and optimised the despatch and transmission network. Sales to users with high efficiency were promoted and marketing to end users were strengthened in order to increase sales and improve efficiency with best efforts. The Group also accelerated the expansion of marketing networks and the construction of storage facilities, further improving its operating efficiency. In the first three quarters of 2009, the Group sold 73.17 million tonnes of gasoline, diesel and kerosene, representing an increase of 4.7% from the same period of last year.
In respect of the natural gas and pipeline operations, the Group proactively proceeded with the construction of oil and gas pipelines with strategic importance and maintained a rapid growth in the natural gas marketing business. Full scale construction works for Mohe-Daqing section of China-Russia Crude Oil Pipeline has commenced. The welding work on the principal parts of the Western Section of the Second West-East Gas Pipeline was completed and the construction of the Eastern Section of the Second West-East Gas Pipeline commenced. The construction of the domestic key oil and gas pipeline network progressed in an orderly manner. The construction of the Yongqing-Tangshan-Qinhuangdao Gas Transmission Pipeline and the Lanzhou-Zhengzhou Section of the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline was completed and commissioned. On the natural gas marketing business, the Group strengthened the balance of production, transportation, marketing and storage, adopted flexible marketing strategies to promote sales and to improve the sales efficiency. The Group organised the operation of its natural gas business in a scientific manner, despatched natural gas on a unified basis and optimised the flow of resources and user composition, resulting in the further improvement of the Group’s management and operation standards.
In respect of the development of international operations, the overseas oil and gas cooperation business was explored in an active manner by taking advantage of the opportunities provided by low oil prices. The scale of operation continued to expand and faster growth in overseas oil and gas business was achieved. Contributions from international operations to the profit of the Group steadily increased.

Summary of Key Operating Data for the Nine Months Ended September 30, 2009

		For nine months		Changes
		ended September		over the
		30		same period
Operating Data	Unit	2009	2008	of 2008 (%)

Crude oil output	Million barrels	631.2	655.7	(3.7)
Marketable natural gas output	Billion cubic feet	1,524.8	1,369.4	11.3
Oil and natural gas equivalent output	Million barrels	885.4	884.0	0.2
Average realised price for crude oil	USD/barrel	49.06	97.24	(49.5)
Average realised price for natural gas	USD/ thousand cubic feet	3.40	3.44	(1.2)
Processed crude oil	Million barrels	607.1	642.5	(5.5)
Gasoline, kerosene and diesel output	Thousand tonnes	53,910	55,597	(3.0)
of which: Gasoline	Thousand tonnes	16,658	17,707	(5.9)
Kerosene	Thousand tonnes	1,691	1,756	(3.7)
Diesel	Thousand tonnes	35,561	36,134	(1.6)
Total sales volume of gasoline, kerosene and diesel	Thousand tonnes	73,165	69,912	4.7
of which: Gasoline	Thousand tonnes	22,463	22,562	(0.4)
Kerosene	Thousand tonnes	3,749	3,858	(2.8)
Diesel	Thousand tonnes	46,953	43,492	8.0
Output of key chemical products
Ethylene	Thousand tonnes	2,049	1,982	3.4
Synthetic resin	Thousand tonnes	3,062	3,031	1.0
Synthetic fiber raw materials and polymer	Thousand tonnes	1,064	1,271	(16.3)
Synthetic rubber	Thousand tonnes	291	251	15.9
Urea	Thousand tonnes	3,045	2,868	6.2
Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3 Significant Events
3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes
     ✓ Applicable      ☐ Inapplicable
Unit: RMB Million

	September	December	Changes
Items	30, 2009	31, 2008	(%)	Key explanation of the changes

Cash at bank and on hand	161,153	46,085	249.7	Mainly due to the issuance of three tranches of medium-term notes and two tranches of short-term financing bills

Accounts Receivable	23,424	16,810	39.3	Mainly due to an increase in the accounts receivable from trading activities

Advance to suppliers	61,703	37,439	64.8	Mainly due to increases in the advance payments for construction costs and purchase of oil products

Other current assets	11,295	25,758	(56.1)	Mainly due to a decrease in the income tax prepaid during the reporting period

Long term equity investments	43,949	28,000	57.0	Mainly due to an increase in acquisition of investments in associates and jointly controlled entities during the reporting period

Construction in progress	222,149	160,496	38.4	Mainly due to a significant increase in pipeline construction projects over the same period of the preceding year

Notes payable	1,904	433	339.7	Mainly due to an increase in the use of notes payable for the purchases of oil products

Advance from customers	17,944	13,008	37.9	Mainly due to more customers purchasing refined products by advance payments

Employee compensation payable	9,161	6,377	43.7	Mainly due to an increase in the compensation payable

Taxes payable	20,094	15,201	32.2	Mainly due to an increase in consumption taxes payable as a result of changes in policies thereon

Other payables	31,118	17,794	74.9	Mainly due to an increase in liabilities incurred

Current portion of non-current liabilities	15,709	5,898	166.3	Mainly due to the amount of long-term borrowings falling due within a year being higher than the repayment of the current portion of the non-current liabilities

Other current liabilities	84,410	882	9,470.3	Mainly due to the issuance of two tranches of short-term financing bills during the reporting period

Debentures payable	48,971	4,143	1,082.0	Mainly due to the issuance of three tranches of medium-term notes

Deferred tax liabilities	18,148	12,594	44.1	Mainly due to an increase in the difference between accounting and taxation basis of oil and gas properties which resulted from a change in the relevant taxation policies with respect to tax deductibility of depletion on oil and gas properties

Currency translation differences	(4,800)	(2,726)	76.1	Mainly due to the depreciation of foreign currencies e.g. Tenge

	For nine months
	ended September 30		Changes
Items	2009	2008	(%)	Key explanation of the changes

Finance expenses	(4,036)	(1,898)	112.6	Mainly due to the decrease in foreign exchange gains and increase in interest expenses

Asset impairment losses	(2,290)	(13,146)	(82.6)	Mainly due to the significant provision for assets impairment in the same period of the preceding year

Investment income	1,672	5,188	(67.8)	Mainly due to a decrease in the results of associates and jointly controlled entities

Non-operating income	1,576	14,726	(89.3)	Mainly due to a decrease in government grants

Non-operating expenses	(2,250)	(5,100)	(55.9)	Mainly due to decreases in fine and forfeiture expenditure and fixed assets disposal loss over the same period of the preceding year

Net profit attributable to minority interest	2,998	11,416	(73.7)	Mainly due to a decrease in profits of subsidiaries

Net cash flows used in investing activities	(167,655)	(119,134)	40.7	Mainly due to an increase in the payment of capital expenditure during the reporting period

Net cash flows from financing activities	91,148	(26,640)	—	Mainly due to the issuance of three tranches of medium-term notes and two tranches of short-term financing bills

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions
     ✓ Applicable       ☐ Inapplicable

1. On August 27 and 28, 2009, the Board of Directors of the Company considered and approved the acquisition of the 100% share capital in South Oil Exploration and Development Co., Ltd. from CNPC Exploration and Development Company Limited and CNPC Central Asia Petroleum Company Limited. Relevant details of the transaction have been published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 28 and 29, 2009 respectively.
2. On August 27 and 28, 2009, the Board of Directors of the Company considered and approved the asset transfer agreements entered into between ten of the Company’s branch companies and ten subordinated entities of CNPC, pursuant to which the Company has agreed to acquire refinery equipment assets from the transferors. Relevant details of the transaction have been published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 28 and 29, 2009 respectively.
3. On August 27 and 28, 2009, the Board of Directors of the Company considered and approved a contractual rights transfer agreement entered into between Beijing Amu Darya Company (“Beijing Amu Darya Company”) and a subsidiary of CNPC (the “Seller”), pursuant to which Beijing Amu Darya Company has agreed to acquire from the Seller the contractual rights under the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan, and the relevant assets and liabilities formed in the course of fulfilment of the same. Relevant details of the transaction have been published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 28 and 29, 2009 respectively.
4. PetroChina International (Singapore) Pte. Ltd. (the “Offeror”), an indirectly wholly-owned subsidiary of the Company, made a mandatory conditional cash offer in respect of Singapore Petroleum Company Limited (the “Target”), in accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers. As at 5:30 p.m. on September 4, 2009, the total number of shares held by the Offeror amounted to an aggregate of 497,819,894 issued and fully paid shares of the Target, representing approximately 96.18% of the total number of shares of the Target. Relevant details of the transaction have been published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on September 4 and 5, 2009 respectively.
5. Issuance of short-term financing bills
On September 29, 2009, the Company issued the first tranche of the short-term financing bills amounting to RMB30 billion for a term of 330 days at a nominal interest rate of 2.02%.
On September 29, 2009, the Company issued the second tranche of the short-term financing bills amounting to RMB30 billion for a term of 300 days at a nominal interest rate of 1.99%.
3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller
     ✓ Applicable       ☐ Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2008 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐ Applicable ✓ Inapplicable

3.5	Investments in securities

☐ Applicable ✓ Inapplicable
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
October 28, 2009
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX
A. Financial statements for the third quarter of 2009 prepared in accordance with IFRS
1-1. Statement of Consolidated Comprehensive Income

	Three months ended September 30
	2009	2008
	RMB Million	RMB Million

TURNOVER	267,742	304,547

OPERATING EXPENSES
Purchases, services and other	(125,433)	(159,055)
Employee compensation costs	(15,343)	(14,668)
Exploration expenses, including exploratory dry holes	(5,161)	(6,172)
Depreciation, depletion and amortisation	(24,774)	(21,752)
Selling, general and administrative expenses	(14,848)	(16,678)
Taxes other than income taxes	(38,273)	(38,419)
Other (expenses) / income, net	(333)	7,720

TOTAL OPERATING EXPENSES	(224,165)	(249,024)

PROFIT FROM OPERATIONS	43,577	55,523

FINANCE COSTS
Exchange gain	206	277
Exchange loss	(277)	(299)
Interest income	346	206
Interest expense	(1,046)	(566)

TOTAL NET FINANCE COSTS	(771)	(382)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	769	1,396

PROFIT BEFORE INCOME TAX EXPENSE	43,575	56,537
INCOME TAX EXPENSE	(11,283)	(11,365)

PROFIT FOR THE PERIOD	32,292	45,172

OTHER COMPREHENSIVE INCOME / (LOSS):
Currency translation differences	(106)	208
Fair value loss from available-for-sale financial assets	(12)	(27)
Income tax relating to components of other comprehensive loss	2	18

OTHER COMPREHENSIVE (LOSS) / INCOME, NET OF TAX	(116)	199

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	32,176	45,371

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	30,847	40,307
Non-controlling interest	1,445	4,865

	32,292	45,172

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	30,768	40,271
Non-controlling interest	1,408	5,100

	32,176	45,371

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.17	0.22

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

1-2. Statement of Consolidated Comprehensive Income

	Nine months ended September 30
	2009	2008
	RMB Million	RMB Million

TURNOVER	683,019	855,886

OPERATING EXPENSES
Purchases, services and other	(306,350)	(453,128)
Employee compensation costs	(45,917)	(45,170)
Exploration expenses, including exploratory dry holes	(16,268)	(19,061)
Depreciation, depletion and amortisation	(67,633)	(64,811)
Selling, general and administrative expenses	(41,875)	(44,782)
Taxes other than income taxes	(95,000)	(104,749)
Other (expenses) / income, net	(399)	10,219

TOTAL OPERATING EXPENSES	(573,442)	(721,482)

PROFIT FROM OPERATIONS	109,577	134,404

FINANCE COSTS
Exchange gain	471	1,602
Exchange loss	(1,380)	(2,631)
Interest income	850	1,709
Interest expense	(3,597)	(2,283)

TOTAL NET FINANCE COSTS	(3,656)	(1,603)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	1,508	5,092

PROFIT BEFORE INCOME TAX EXPENSE	107,429	137,893
INCOME TAX EXPENSE	(23,093)	(31,743)

PROFIT FOR THE PERIOD	84,336	106,150

OTHER COMPREHENSIVE INCOME / (LOSS):
Currency translation differences	(4,106)	(2,711)
Fair value gain / (loss) from available-for-sale financial assets	92	(289)
Income tax relating to components of other comprehensive income / (loss)	(19)	72

OTHER COMPREHENSIVE LOSS, NET OF TAX	(4,033)	(2,928)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	80,303	103,222

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	81,348	94,745
Non-controlling interest	2,988	11,405

	84,336	106,150

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	79,340	93,440
Non-controlling interest	963	9,782

	80,303	103,222

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.44	0.52

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

2. Consolidated Statement of Financial Position

	September 30, 2009	December 31, 2008
	RMB Million	RMB Million

NON-CURRENT ASSETS
Property, plant and equipment	968,266	900,424
Investments in associates and jointly controlled entities	44,704	28,850
Available-for-sale financial assets	2,041	2,034
Advance operating lease payments	27,174	26,280
Intangible and other assets	11,315	10,694
Deferred tax assets	254	497
Time deposits with maturities over one year	2,038	2,510

TOTAL NON-CURRENT ASSETS	1,055,792	971,289

CURRENT ASSETS
Inventories	101,921	90,685
Accounts receivable	23,424	16,810
Prepaid expenses and other current assets	79,560	69,557
Notes receivable	4,639	4,319
Time deposits with maturities over three months but within one year	7,371	10,425
Cash and cash equivalents	151,744	33,150

TOTAL CURRENT ASSETS	368,659	224,946

CURRENT LIABILITIES
Accounts payable and accrued liabilities	217,384	156,780
Income taxes payable	—	1,271
Other taxes payable	20,094	13,930
Short-term borrowings	175,498	93,670

TOTAL CURRENT LIABILITIES	412,976	265,651

NET CURRENT LIABILITIES	(44,317)	(40,705)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,011,475	930,584

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	410,263	378,473
Reserves	229,268	229,416

	822,552	790,910
Non-controlling interest	58,644	56,930

TOTAL EQUITY	881,196	847,840

NON-CURRENT LIABILITIES
Long-term borrowings	72,181	32,852
Asset retirement obligations	38,623	36,262
Deferred tax liabilities	18,130	12,466
Other long-term obligations	1,345	1,164

TOTAL NON-CURRENT LIABILITIES	130,279	82,744

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,011,475	930,584

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3. Consolidated Statement of Cash Flow

	Nine months ended September 30
	2009	2008
	RMB Million	RMB Million

Profit for the period	84,336	106,150
Adjustments for:
Income tax expense	23,093	31,743
Depreciation, depletion and amortisation	67,633	64,811
Capitalised exploratory costs charged to expense	8,116	10,222
Share of profit of associates and jointly controlled entities	(1,508)	(5,092)
(Reversal of provision) / provision for impairment of receivables, net	(88)	74
Write down in inventories, net	75	5,046
Impairment of available-for-sale financial assets	—	10
Impairment of investments in associates and jointly controlled entities	—	21
Loss on disposal of property, plant and equipment	27	1,330
(Gain) / loss on disposal of investments in associates and jointly controlled entities	(41)	3
Loss / (gain) on disposal of available-for-sale financial assets	4	(7)
Loss on disposal of intangible and other assets	5	—
Dividend income	(157)	(237)
Interest income	(850)	(1,709)
Interest expense	3,597	2,283
Advance payments on long-term operating leases	(2,379)	(2,845)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(1,193)	(37,261)
Inventories	(11,311)	(27,506)
Accounts payable and accrued liabilities	43,968	44,361

CASH FLOWS GENERATED FROM OPERATIONS	213,327	191,397
Interest received	767	1,690
Interest paid	(3,564)	(2,899)
Income taxes paid	(20,749)	(41,723)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	189,781	148,465

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3. Consolidated Statement of Cash Flow (continued)

	Nine months ended September 30
	2009	2008
	RMB Million	RMB Million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(152,359)	(125,727)
Acquisition of investments in associates and jointly controlled entities	(15,909)	(499)
Acquisition of available-for-sale financial assets	(14)	(11)
Acquisition of intangible assets and other non-current assets	(2,272)	(1,884)
Purchase of non-controlling interest	(58)	(176)
Business combination under common control	(177)	—
Proceeds from disposal of property, plant and equipment	441	289
Proceeds from disposal of investments in subsidiaries	15	—
Proceeds from disposal of investments in associates and jointly controlled entities	58	8
Proceeds from disposal of available-for-sale financial assets	112	51
Proceeds from disposal of intangible and other non-current assets	13	64
Dividends received	583	3,157
Decrease in time deposits with maturities over three months	3,524	6,749

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(166,043)	(117,979)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(76,096)	(58,443)
Repayments of long-term borrowings	(7,447)	(11,815)
Dividends paid to non-controlling interest	(2,032)	(2,750)
Dividends paid to owners of the Company	(27,367)	(28,708)
Increase in short-term borrowings	148,114	68,627
Increase in long-term borrowings	56,597	3,237
Capital contribution from non-controlling interest	3,663	8,691
Capital reduction of subsidiaries	(676)	(2,420)
Decrease in other long-term obligations	(44)	(160)

NET CASH FLOWS FROM / (USED FOR) FINANCING ACTIVITIES	94,712	(23,741)

TRANSLATION OF FOREIGN CURRENCY	144	(253)

Increase in cash and cash equivalents	118,594	6,492
Cash and cash equivalents at beginning of the period	33,150	68,817

Cash and cash equivalents at end of the period	151,744	75,309

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

B. Financial statements for the third quarter of 2009 prepared in accordance with CAS
1. Consolidated Balance Sheet

	September 30, 2009	December 31, 2008
	RMB Million	RMB Million

ASSETS
Current assets
Cash at bank and on hand	161,153	46,085
Notes receivable	4,639	4,319
Accounts receivable	23,424	16,810
Advances to suppliers	61,703	37,439
Other receivables	6,444	6,224
Inventories	101,921	90,685
Current portion of non-current assets	118	136
Other current assets	11,295	25,758

Total current assets	370,697	227,456

Non-current assets
Available-for-sale financial assets	1,992	1,985
Long-term equity investments	43,949	28,000
Fixed assets	267,563	256,197
Oil and gas properties	466,165	473,090
Construction in progress	222,149	160,496
Construction materials	12,659	11,299
Fixed assets pending disposal	401	293
Intangible assets	24,771	23,625
Goodwill	119	148
Long-term prepaid expenses	13,736	13,343
Deferred tax assets	254	497
Other non-current assets	414	533

Total non-current assets	1,054,172	969,506

TOTAL ASSETS	1,424,869	1,196,962

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

1. Consolidated Balance Sheet (continued)

	September	December
	30, 2009	31, 2008
	RMB Million	RMB Million

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	99,789	87,772
Notes payable	1,904	433
Accounts payable	132,847	118,286
Advances from customers	17,944	13,008
Employee compensation payable	9,161	6,377
Taxes payable	20,094	15,201
Other payables	31,118	17,794
Current portion of non-current liabilities	15,709	5,898
Other current liabilities	84,410	882

Total current liabilities	412,976	265,651

Non-current liabilities
Deferred income	436	211
Long-term borrowings	23,210	28,709
Debentures payable	48,971	4,143
Long-term payables	85	57
Grants payable	698	770
Provisions	38,623	36,262
Deferred tax liabilities	18,148	12,594
Other non-current liabilities	126	126

Total non-current liabilities	130,297	82,872

Total liabilities	543,273	348,523

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,303	115,514
Special reserve	8,877	—
Surplus reserves	115,466	122,216
Undistributed profits	405,257	373,666
Currency translation differences	(4,800)	(2,726)

Equity attributable to equity holders of the Company	823,124	791,691

Minority interest	58,472	56,748

Total shareholders’ equity	881,596	848,439

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,424,869	1,196,962

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

2. Company Balance Sheet

	September 30, 2009	December 31, 2008
	RMB Million	RMB Million

ASSETS
Current assets
Cash at bank and on hand	138,389	31,759
Notes receivable	8,141	3,878
Accounts receivable	4,041	2,170
Advances to suppliers	36,132	20,896
Other receivables	13,601	14,637
Inventories	83,107	81,189
Current portion of non-current assets	47	136
Other current assets	11,427	24,388

Total current assets	294,885	179,053

Non-current assets
Available-for-sale financial assets	923	941
Long-term equity investments	142,972	136,041
Fixed assets	212,543	204,532
Oil and gas properties	322,451	321,473
Construction in progress	180,518	135,501
Construction materials	11,026	9,736
Fixed assets pending disposal	376	287
Intangible assets	19,637	19,096
Goodwill	119	148
Long-term prepaid expenses	11,628	11,299
Other non-current assets	3	—

Total non-current assets	902,196	839,054

TOTAL ASSETS	1,197,081	1,018,107

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

2. Company Balance Sheet (continued)

	September 30, 2009	December 31, 2008
	RMB Million	RMB Million

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	91,140	95,913
Accounts payable	83,697	85,013
Advance from customers	12,898	10,985
Employee compensation payable	7,714	5,395
Taxes payable	14,820	9,067
Other payables	22,247	15,266
Current portion of non-current liabilities	15,358	5,373
Other current liabilities	83,552	95

Total current liabilities	331,426	227,107

Non-current liabilities
Deferred income	278	186
Long-term borrowings	15,904	23,362
Debentures payable	48,500	3,500
Long-term payables	55	56
Grants payable	628	711
Provisions	25,971	23,854
Deferred tax liabilities	8,080	1,966
Other non-current liabilities	123	126

Total non-current liabilities	99,539	53,761

Total liabilities	430,965	280,868

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,986	127,960
Special reserve	6,763	—
Surplus reserves	104,366	109,550
Undistributed profits	343,980	316,708

Total shareholders’ equity	766,116	737,239

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,197,081	1,018,107

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3-1. Consolidated Income Statement

	Three months ended September 30
	2009	2008
Items	RMB Million	RMB Million

Operating income	267,742	304,547
Less: Cost of sales	(160,759)	(188,826)
Tax and levies on operations	(36,560)	(36,380)
Selling expenses	(12,209)	(11,779)
General and administrative expenses	(11,994)	(13,909)
Finance expenses	(883)	(488)
Asset impairment losses	(2,249)	(5,716)
Add: Investment income	787	1,421

Operating profit	43,875	48,870

Add: Non-operating income	497	9,111
Less: Non-operating expenses	(838)	(1,737)

Profit before taxation	43,534	56,244
Less: Taxation	(11,264)	(11,264)

Net profit	32,270	44,980

Attributable to:
Equity holders of the Company	30,823	40,114
Minority interest	1,447	4,866

Earnings per share
Basic earnings per share (RMB Yuan)	0.17	0.22
Diluted earnings per share (RMB Yuan)	0.17	0.22

Other comprehensive (loss) / income	(116)	726

Total comprehensive income	32,154	45,706
Attributable to:
Equity holders of the Company	30,744	40,284
Minority interest	1,410	5,422

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3-2. Consolidated Income Statement

	Nine months ended September 30
	2009	2008
Items	RMB Million	RMB Million

Operating income	683,019	855,886
Less: Cost of sales	(409,681)	(545,380)
Tax and levies on operations	(90,953)	(98,769)
Selling expenses	(33,181)	(33,401)
General and administrative expenses	(36,746)	(40,617)
Finance expenses	(4,036)	(1,898)
Asset impairment losses	(2,290)	(13,146)
Add: Investment income	1,672	5,188

Operating profit	107,804	127,863

Add: Non-operating income	1,576	14,726
Less: Non-operating expenses	(2,250)	(5,100)

Profit before taxation	107,130	137,489
Less: Taxation	(22,983)	(31,628)

Net profit	84,147	105,861

Attributable to:
Equity holders of the Company	81,149	94,445
Minority interest	2,998	11,416

Earnings per share
Basic earnings per share (RMB Yuan)	0.44	0.52
Diluted earnings per share (RMB Yuan)	0.44	0.52

Other comprehensive loss	(4,033)	(2,399)

Total comprehensive income	80,114	103,462
Attributable to:
Equity holders of the Company	79,141	93,346
Minority interest	973	10,116

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

4-1. Company Income Statement

	Three months ended September 30
	2009	2008
Items	RMB Million	RMB Million

Operating income	193,847	221,939
Less: Cost of sales	(114,698)	(166,774)
Tax and levies on operations	(29,725)	(21,354)
Selling expenses	(12,019)	(9,390)
General and administrative expenses	(8,558)	(10,665)
Finance expenses	(929)	(375)
Asset impairment losses	(2,252)	(5,684)
Add: Investment income	10,976	21,391

Operating profit	36,642	29,088

Add: Non-operating income	408	8,270
Less: Non-operating expenses	(889)	(1,643)

Profit before taxation	36,161	35,715
Less: Taxation	(6,293)	(788)

Net profit	29,868	34,927

Earnings per share
Basic earnings per share (RMB Yuan)	0.16	0.19
Diluted earnings per share (RMB Yuan)	0.16	0.19
Other comprehensive loss	(21)	(6)

Total comprehensive income	29,847	34,921

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

4-2. Company Income Statement

	Nine months ended September 30
	2009	2008
Items	RMB Million	RMB Million

Operating income	511,816	614,954
Less: Cost of sales	(312,973)	(474,422)
Tax and levies on operations	(77,182)	(58,484)
Selling expenses	(29,238)	(26,468)
General and administrative expenses	(27,326)	(31,740)
Finance expenses	(2,989)	(580)
Asset impairment losses	(2,294)	(12,999)
Add: Investment income	28,283	65,495

Operating profit	88,097	75,756

Add: Non-operating income	1,293	12,876
Less: Non-operating expenses	(1,907)	(3,637)

Profit before taxation	87,483	84,995
Less: Taxation	(10,618)	3,544

Net profit	76,865	88,539

Earnings per share
Basic earnings per share (RMB Yuan)	0.42	0.48
Diluted earnings per share (RMB Yuan)	0.42	0.48

Other comprehensive income / (loss)	42	(171)

Total comprehensive income	76,907	88,368

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

5. Consolidated Cash Flow Statement

	Nine months ended September 30
	2009	2008
Items	RMB Million	RMB Million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	795,044	992,170
Refund of taxes and levies	547	9,457
Cash received relating to other operating activities	866	2,473

Sub-total of cash inflows	796,457	1,004,100

Cash paid for goods and services	(371,636)	(586,316)
Cash paid to and on behalf of employees	(43,133)	(47,525)
Payments of taxes and levies	(145,419)	(189,154)
Cash paid relating to other operating activities	(41,312)	(28,586)

Sub-total of cash outflows	(601,500)	(851,581)

Net cash flows from operating activities	194,957	152,519

Cash flows from investing activities
Cash received from disposal of investments	3,709	6,808
Cash received from returns on investments	1,350	4,847
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	454	353

Sub-total of cash inflows	5,513	12,008

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(157,010)	(130,456)
Cash paid to acquire investments	(16,158)	(686)

Sub-total of cash outflows	(173,168)	(131,142)

Net cash flows from investing activities	(167,655)	(119,134)

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

5. Consolidated Cash Flow Statement (continued)

	Nine months ended September 30
	2009	2008
Items	RMB Million	RMB Million

Cash flows from financing activities
Cash received from capital contributions	3,663	8,691
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	3,663	8,691
Cash received from borrowings	204,711	71,864
Cash received relating to other financing activities	137	44

Sub-total of cash inflows	208,511	80,599

Cash repayments of borrowings	(83,543)	(70,258)
Cash payments for interest expenses and distribution of dividends or profits	(32,963)	(34,357)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(2,031)	(1,950)
Capital reduction	(676)	(2,420)
Cash payments relating to other financing activities	(181)	(204)

Sub-total of cash outflows	(117,363)	(107,239)

Net cash flows from financing activities	91,148	(26,640)

Effect of foreign exchange rate changes on cash and cash equivalents	144	(253)

Net increase in cash and cash equivalents	118,594	6,492

Add: Cash and cash equivalents at beginning of the period	33,150	68,817

Cash and cash equivalents at end of the period	151,744	75,309

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

6. Company Cash Flow Statement

	Nine months ended September 30
	2009	2008
Items	RMB Million	RMB Million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	592,802	740,990
Refund of taxes and levies	547	7,996
Cash received relating to other operating activities	6,236	6,541

Sub-total of cash inflows	599,585	755,527

Cash paid for goods and services	(302,889)	(545,809)
Cash paid to and on behalf of employees	(32,368)	(37,593)
Payments of taxes and levies	(92,641)	(95,580)
Cash paid relating to other operating activities	(40,084)	(13,080)

Sub-total of cash outflows	(467,982)	(692,062)

Net cash flows from operating activities	131,603	63,465

Cash flows from investing activities
Cash received from disposal of investments	4,750	8,075
Cash received from returns on investments	29,019	66,098
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	250	242

Sub-total of cash inflows	34,019	74,415

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(119,402)	(103,989)
Cash paid to acquire investments	(8,938)	(22,287)

Sub-total of cash outflows	(128,340)	(126,276)

Net cash flows from investing activities	(94,321)	(51,861)

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

6. Company Cash Flow Statement (continued)

	Nine months ended September 30
	2009	2008
Items	RMB Million	RMB Million

Cash flows from financing activities
Cash received from borrowings	155,259	52,018
Cash received relating to other financing activities	98	44

Sub-total of cash inflows	155,357	52,062

Cash repayments of borrowings	(52,502)	(37,406)
Cash payments for interest expenses and distribution of dividends or profits	(30,326)	(30,389)
Cash payments relating to other financing activities	(181)	(191)

Sub-total of cash outflows	(83,009)	(67,986)

Net cash flows from financing activities	72,348	(15,924)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase / (decrease) in cash and cash equivalents	109,630	(4,320)

Add: Cash and cash equivalents at beginning of the period	21,759	60,332

Cash and cash equivalents at end of the period	131,389	56,012

Chairman	Vice-Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun